NEEMA, INC.

421 9th Street

Manhattan Beach, CA 90266

February 13, 2009

Via: First Class Mail and EDGAR Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, D.C. 20549-7010 Attention: Blaise Rhodes
Re:	Response to the Securities and Exchange Commission

Staff Comments dated February 2, 2009, regarding

Neema, Inc.

Form 10-KSB for Fiscal Year Ended April 30, 2008

Filed July 31, 2008

File No. 000-52874

Ladies and Gentlemen:

Neema, Inc. (the “Company”) is in receipt of the staff’s comments set forth in the February 2, 2009 letter regarding the above-referenced Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission on July 31, 2008 (File No. 000-52874).

Per the staff’s comments, the Company’s deadline for filing a response is ten days from the date of the letter. Pursuant to a telephone exchange between Blaise Rhodes of the staff and our legal counsel, Kenneth Sam, the Company hereby requests an extension of the deadline by which the Company must file a response to the staff’s comments until February 27, 2009.

If you should have any questions regarding the above request, please do not hesitate to contact our legal counsel, Kenneth Sam, at 303-629-3445.

Sincerely,

Neema, Inc.

/s/ J. David Brow

J. David Brow

President and Chief Executive Officer